Filed Pursuant to Rule 424(b)(5)
Registration Number 333-137526
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 22, 2006)
1,707 SHARES
WASTE MANAGEMENT, INC.
COMMON STOCK
     Our common stock is listed on the New York Stock Exchange under the trading symbol “WMI.” On July 26, 2007, the last reported sale price of the common stock on the New York Stock Exchange was $37.81 per share.
     We are issuing the shares directly to a warrant holder upon exercise by such holder of an outstanding warrant. The warrant, originally issued in 1997, entitles the holder to purchase an aggregate of 15,000 shares of our common stock at a purchase price of $34.8750 per share. The warrant contains a net settlement feature that allows the warrant holder to elect to pay the exercise price of the warrant by having the Company withhold that number of shares that is equal to the exercise price, based on a twenty day trailing average closing price of our common stock. The warrant holder has elected this payment option and as a result, we are withholding 13,293 shares in settlement of the exercise price and will not be receiving any cash proceeds.
     Investing in the common stock involves risks that are described in the “Risk Factors” section of our periodic reports and incorporated in the prospectus dated September 22, 2006 by reference to the those reports.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     We expect to deliver the shares against payment therefor in Houston, Texas on or about July 27, 2007.
Prospectus Supplement dated July 27, 2007